Exhibit 99.70

F3 - Extends Mineralization with 67.0m of Radioactivity at Tetra Zone

Largest Radioactive Intervals to Date on Project

Kelowna, British Columbia--(Newsfile Corp. - August 5, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce hand-held scintillometer results at Tetra Zone, where the widest intervals of radioactivity to date on the Patterson Lake North Project have been intersected with PLN25-217, which intersected a total of 67.0m composite radioactivity between 299.5m and 414.5m, including 49.0m of continuous radioactivity between 347.5m and 396.5m. Additionally, PLN25-212, approximately 23m up-dip of PLN25-217 and 31m along strike from the discovery hole PLN25-205, intersected the second widest interval to date with 39.5m composite radioactivity between 330.0m and 409.5m, including 27.5m of continuous radioactivity between 360.5m and 396.5m.

2025 Handheld Spectrometer Highlights:

Tetra Zone

PLN25-217 (line 11280S):

●	0.5m interval with radioactivity between 299.5m and 300.0m, and

●	0.5m interval with radioactivity between 315.5m and 316.0m, and

●	7.5m interval with radioactivity between 336.5m and 344.0m, and

●	49.0m interval with radioactivity between 347.5m and 396.5m, and

●	9.0m interval with radioactivity between 399.5m and 408.5m, and

●	0.5m interval with radioactivity between 414.0m and 414.5m.

PLN25-212 (line 11310S):

●	2.5m interval with radioactivity between 330.0m and 332.5m, and

●	0.5m interval with radioactivity between 346.5m and 347.0m, and

●	0.5m interval with radioactivity between 354.0m and 354.5m, and

●	27.5m interval with radioactivity between 360.5m and 388.0m, and

●	6.0m interval with radioactivity between 394.0m and 400.0m, and

●	2.5m interval with radioactivity between 407.0m and 409.5m.

Sam Hartmann, Vice President Exploration, commented:

“The substantial radioactive widths intersected in these drill holes were truly unexpected and highlight the significant potential we see at the Tetra Zone. Despite challenging drilling conditions and the non-traditional style of mineralization, each hole provides valuable insights into deposit model generation and drill plan adaptations. Notably, PLN25-217 confirms a theorized strike direction deviating from the current conductor model, and we will continue to explore this trend. To improve our conductor modeling around the Tetra Zone area, we are planning a ground geophysical program based on a tighter grid to support larger step-outs along the Tetra Zone, which stands to reduce the number of drill holes required for targeting. Additionally, we cored two drill holes at the JR Zone using casings set last winter with PLN25-215 and -216, which tested for crosscutting structures; those assays will be included in our maiden resource estimate, expected in Q4. We are very excited and look forward to further uncovering this unique system hosting the Tetra Zone.”

Map 1. Broach Lake - Tetra Zone Scintillometer Results

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Map 2. Patterson Lake North - JR Zone Scintillometer Results

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Table 1: Drill Hole Summary and Handheld Spectrometer Results

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25-211	11340S	589409	6397962	584	46	-75	160.50	161.00	0.50	320	160.9	548
PLN25-212	11310S	589368	6397970	584	40	-72	330.00 330.50 331.00 332.00	330.50 331.00 332.00 332.50	0.50 0.50 1.00 0.50	360 440 <300 310	164.2	458
							346.50	347.00	0.50	330
							354.00	354.50	0.50	380
360.50
361.00
362.00
362.50
363.00
363.50
364.00
364.50
365.00
365.50
366.00
366.50
367.00
367.50
368.00
368.50
369.00
369.50
370.00
370.50
371.00
371.50
372.00
372.50
373.00
373.50
374.00
374.50
375.00
375.50
376.00
376.50
377.00
377.50
378.00
378.50
379.00
379.50
380.00
380.50
381.00
381.50
382.00
382.50
384.00
384.50
385.00
385.50
386.00
387.50	361.00
362.00
362.50
363.00
363.50
364.00
364.50
365.00
365.50
366.00
366.50
367.00
367.50
368.00
368.50
369.00
369.50
370.00
370.50
371.00
371.50
372.00
372.50
373.00
373.50
374.00
374.50
375.00
375.50
376.00
376.50
377.00
377.50
378.00
378.50
379.00
379.50
380.00
380.50
381.00
381.50
382.00
382.50
384.00
384.50
385.00
385.50
386.00
387.50
388.00	0.50
1.00
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
0.50
1.50
0.50
0.50
0.50
0.50
1.50
0.50	410
<300
310
510
470
510
820
420
310
410
510
910
1100
1500
900
990
2500
3100
1400
560
1000
480
470
420
1100
680
3100
1700
930
370
330
320
390
460
2000
3000
3300
2500
700
960
3100
390
700
<300
310
670
320
670
<300
										560
							394.00 394.50 395.00 395.50 396.00 396.50 397.00 397.50	394.50 395.00 395.50 396.00 396.50 397.00 397.50 398.00	0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50	400 430 660 680 340 <300 380 340
							398.00 398.50 399.00 399.50	398.50 399.00 399.50 400.00	0.50 0.50 0.50 0.50	2000 3000 1000 520
							407.00 407.50 408.00 408.50 409.00	407.50 408.00 408.50 409.00 409.50	0.50 0.50 0.50 0.50 0.50	360 320 <300 360 350

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
PLN25-213	11325S	589359	6397959	584	45	-73	Pilot hole for wedged hole below				154.3	224
PLN25-213W1	11325S	589359	6397959	584	45	-73	278.00 278.50 279.00	278.50 279.00 279.50	0.50 0.50 0.50	750 430 550	154.3	434
							326.00 326.50 328.50	326.50 328.50 329.00	0.50 2.00 0.50	530 <300 300
							346.00	346.50	0.50	380
							389.50	390.00	0.50	530
							392.50	393.00	0.50	300
PLN25- 214	11340S	589404	6397978	584	46	-75	342.00 342.50	342.50 343.00	0.50 0.50	860 430	155.7	507
							382.50	383.00	0.50	360
PLN25- 215	090S	587849	6410603	546	348	-59	249.00 249.50 250.00 252.50	249.50 250.00 250.50 253.00	0.50 0.50 0.50 0.50	370 710 330 350	194.4	281
							257.50	258.00	0.50	320
PLN25- 216	075S	587778	6410712	546	55	-64	169.50	170.00	0.50	310	194.3	239
							211.50 213.00	212.00 213.50	0.50 0.50	2900 370
PLN25- 217	11280S	589393	6398026	585	34	-85	299.50	300.00	0.50	300	160.1	575
							315.50	316.00	0.50	460
336.50
337.00
338.00
338.50
340.00
340.50
341.00
341.50
343.00
343.50
347.50
348.00
348.50
349.00
349.50
350.00
350.50
351.00
351.50
352.00
352.50
354.50
355.00
355.50
356.00
356.50
357.00
357.50
358.00
358.50
359.00
359.50
360.00
360.50
361.00
361.50
362.00
362.50
363.00	337.00
338.00
338.50
340.00
340.50
341.00
341.50
343.00
343.50
344.00
348.00
348.50
349.00
349.50
350.00
350.50
351.00
351.50
352.00
352.50
354.50
355.00
355.50
356.00
356.50
357.00
357.50
358.00
358.50
359.00
359.50
360.00
360.50
361.00
361.50
362.00
362.50
363.00
								363.50	0.50 1.00 0.50 1.50 0.50 0.50 0.50 1.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 2.00 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50 0.50	310 <300 480 <300 450 650 320 <300 330 330 570 580 <300 340 <300 340 470 320 <300 700 <300 400 5100 730 910 <300 1000 910 1100 490 360 630 680 350 540 1200 430 680 540

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
							363.50	364.00	0.50	330
							364.00	364.50	0.50	810
							364.50	365.00	0.50	610
							365.00	365.50	0.50	1000
							365.50	366.00	0.50	1100
							366.00	367.00	1.00	<300
							367.00	367.50	0.50	510
							367.50	368.00	0.50	420
							368.00	368.50	0.50	<300
							368.50	369.00	0.50	340
							369.00	369.50	0.50	820
							369.50	370.00	0.50	1900
							370.00	370.50	0.50	3300
							370.50	371.00	0.50	2200
							371.00	371.50	0.50	3500
							371.50	372.00	0.50	8500
							372.00	372.50	0.50	4500
							372.50	373.00	0.50	1100
							373.00	373.50	0.50	630
							373.50	374.00	0.50	1200
							374.00	374.50	0.50	1300
							374.50	375.00	0.50	1300
							375.00	375.50	0.50	800
							375.50	376.00	0.50	310
							376.00	376.50	0.50	300
							376.50	377.00	0.50	620
							377.00	377.50	0.50	760
							377.50	378.00	0.50	1700
							378.00	378.50	0.50	2100
							378.50	379.00	0.50	2600
							379.00	379.50	0.50	2700
							379.50	380.00	0.50	1400
							380.00	380.50	0.50	720
							380.50	381.50	1.00	<300
							381.50	382.00	0.50	2600
							382.00	382.50	0.50	520
							382.50	383.00	0.50	1500
							383.00	383.50	0.50	360
							383.50	384.00	0.50	680
							384.00	384.50	0.50	450
							384.50	385.00	0.50	<300
							385.00	385.50	0.50	300
							385.50	386.00	0.50	520
							386.00	387.00	1.00	<300
							387.00	387.50	0.50	350
							387.50	388.00	0.50	370
							388.00	388.50	0.50	440
							388.50	389.00	0.50	480
							389.00	389.50	0.50	2100
							389.50	390.00	0.50	6400
							390.00	390.50	0.50	4400
							390.50	391.00	0.50	4500
							391.00	391.50	0.50	2400
							391.50	392.00	0.50	3200
							392.00	392.50	0.50	750
							392.50	393.00	0.50	<300
							393.00	393.50	0.50	420
							393.50	394.00	0.50	400
							394.00	394.50	0.50	550
							394.50	395.00	0.50	350
							395.00	395.50	0.50	680
							395.50	396.00	0.50	700
							396.00	396.50	0.50	360

Collar Information							* Hand-held Spectrometer Results On Mineralized Drillcore (>300 cps / >0.5m minimum)				Athabasca Unconformity Depth (m)	Total Drillhole Depth (m)
Hole ID	Section Line	Easting	Northing	Elevation	Az	Dip	From (m)	To (m)	Interval (m)	Max CPS
							399.50	400.00	0.50	360
							400.00	400.50	0.50	3600
							400.50	401.00	0.50	5800
							401.00	401.50	0.50	2000
							401.50	402.00	0.50	500
							402.00	402.50	0.50	<300
							402.50	403.00	0.50	420
							403.00	403.50	0.50	530
							403.50	404.00	0.50	320
							404.00	405.00	1.00	<300
							405.00	405.50	0.50	300
							405.50	406.00	0.50	<300
							406.00	406.50	0.50	370
							406.50	407.00	0.50	400
							407.00	407.50	0.50	310
							407.50	408.00	0.50	<300
							408.00	408.50	0.50	300
							414.00	414.50	0.50	420

Handheld spectrometer composite parameters:

1:	Minimum Thickness of 0.5m

2:	CPS Cut-Off of 300 counts per second

3:	Maximum Internal Dilution of 2.0m

The natural gamma radiation detected in the drill core, as detailed in this news release, was measured in counts per second (cps) using a handheld Radiation Solutions RS-125 spectrometer which has been calibrated by Radiation Solutions Inc. The Company designates readings exceeding 300 cps on the handheld spectrometer (occasionally referred to as a scintillometer in industry parlance; this colloquial usage stems from historical naming conventions and the shared functionality of detecting gamma radiation between a spectrometer and a scintillometer)-as “anomalous”, readings above 10,000 cps as “highly radioactive”, and readings surpassing 65,535 cps as “off-scale”. However, readers are cautioned that spectrometer or scintillometer measurements often do not directly or consistently correlate with the uranium grades of the rock samples and should be regarded solely as a preliminary indicator of the presence of radioactive materials.

Samples from the drill core are split into half sections on site. Where possible, samples are standardized at 0.5m down-hole intervals. One-half of the split sample is sent to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) in Saskatoon, SK while the other half remains on site for reference. Analysis includes a 63 element suite including boron by ICP-OES, uranium by ICP-MS and gold analysis by ICP-OES and/or AAS.

All depth measurements reported are down-hole and true thicknesses are yet to be determined.

About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Paladin’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits, an area poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property hosting the JR Zone Uranium discovery approximately 23km northwest of Paladin’s Triple R deposit, the 19,864-hectare Minto Property, and the 19,022-hectare Broach Property hosting the Tetra Zone, F3’s newest discovery 13km south of the JR Zone. All three properties comprising the PLN Project are accessed by Provincial Highway 955.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has reviewed and approved the data disclosed.

About F3 Uranium Corp.:

F3 is a uranium exploration company, focusing on the high-grade JR Zone and new Tetra Zone discovery 13km to the south in the PW area on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R project and NexGen’s Arrow project.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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